EXHIBIT 6

[SonomaWest Holdings Inc Logo]

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DATE: FEBRUARY 7, 2006

TO:   BOARD OF DIRECTORS

FROM: WALKER R. STAPLETON, PRESIDENT & CEO

RE:   PROPOSED MANAGEMENT BUYOUT OF SONOMAWEST HOLDINGS

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Dear Director(s):

The purpose of this letter is to disclose my desire to initiate a management led buyout of SonomaWest Holdings by an investment group consisting of members of my family including my father, the company's largest shareholder.

We are willing to offer $11.03 per share for all outstanding shares of SonomaWestHoldings not owned by our investment group. The purpose of our offer is to transform SonomaWest Holdings from a public to a private company. We are very confident in our ability to secure appropriate financing for this transaction and we believe we can close this transaction in a timely manner.

I am requesting that the Board of Directors undertake appropriate measures to analyze and evaluate this proposal on behalf of the shareholders of SonomaWest Holdings who are not participants in our investment group. Further, I am requesting that the Board respond to this buyout proposal promptly so that, if supported by the Board, it can be presented to shareholders as quickly as possible.


Sincerely,




Walker R. Stapleton

President and Chief Executive Officer

SonomaWest Holdings